KT Announces Shareholder Value Enhancement Plan

- 500 billion Won of Share Retirement
- Shareholder Return Policy Sustained — 50% or more of Earnings
- 500 billion Won cost reduction in labor related costs for next 5 years

KT(President Suk Chae Lee, www.kt.com) has announced a plan for the enhancement of shareholder value through a press conference held on February 25th at the KT Gwanghwamun building.

President Suk Chae Lee, at the presence of the CFO and other related directors, personally presented the plan and expressed his strong will to accomplish the merger between KT and KTF. The following three items were presented : i) share buyback and retirement ii) shareholder return policy and iii) labor related cost reduction plan.

The treasury share retirement was decided in the view that current KT shares were undervalued considering value of the KT and KTF merged company. KT’s plan is to retire 500 billion Won of treasury shares after repurchasing it in the market. KT also announced that the amount was reasonable taking into account KT’s present cashflow status. The announced plan, differs to ordinary share buybacks since it includes share retirement, which reduces issued and outstanding shares and has the effect of increasing earnings per share(EPS). The share retirement plan will be executed in the near future after being resolved at the Board of Directors.

Further, KT announced that the current shareholder return policy (50% or more of net income of previous fiscal year) will remain unchanged after the merger.

In addition, KT announced plans to continue reducing labor related costs, targeting 500 billion Won over the next 5 years (average 100 billion per year), through introduction of various cost reduction programs such as performance based wage system and human resource reallocation programs. KT expects these efforts to improve profitability.

CEO Lee stated that, “we are fully committed to successfully completing the merger with KTF, and we will do our best to increase productivity and enhance shareholder value.”